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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



15049225

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 03 2015
W...C. SECTION

SEC FILE NUMBER
17737

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2014____ AND ENDING____12/31/2014____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hazlett, Burt & Watson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   1300 Chapline Street
                  (No. and Street)

Wheeling	WV	26003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Timothy M. Bidwell   (304) 233-3312
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Dixon Hughes Goodman LLP
                (Name – *if individual, state last, first, middle name*)

4510 Cox Road, Suite 200	Glenn Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

kw 3/17

OATH OR AFFIRMATION

I, __Timothy M. Bidwell__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Hazlett, Burt & Watson, Inc.__ , as of __February 25__ , 20 __14__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
Notary Public, State of West Virginia
TARINA OLSON
Hazlett Burt & Watson Inc
1300 Chapline Street
Wheeling, WV 26003
My Commission Expires November 12, 2022

_____
Signature

__Executive Vice President__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HAZLETT, BURT & WATSON, INC.
Wheeling, West Virginia

(S.E.C. I.D. No. 8-17737)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
December 31, 2014 and 2013
And
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HAZLETT, BURT & WATSON, INC.
Wheeling, West Virginia

FINANCIAL STATEMENTS
December 31, 2014 and 2013

CONTENTS



DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Hazlett, Burt & Watson, Inc.

We have audited the accompanying financial statements of Hazlett, Burt & Watson, Inc. (a West Virginia corporation), which comprise the statements of financial condition as of December 31, 2014, and the related statements of financial condition, changes in shareholder equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Hazlett, Burt & Watson, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Hazlett, Burt & Watson, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of Hazlett, Burt & Watson, Inc.'s financial statements. The supplemental information is the responsibility of Hazlett, Burt & Watson, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Richmond, Virginia
February 25, 2015



DHG
DIXON HUGHES GOODMAN LLP

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Hazlett, Burt & Watson, Inc.
Wheeling, West Virginia

We have audited the accompanying financial statements of Hazlett, Burt & Watson, Inc., (the "Company"), which comprise the statements of financial condition as of December 31, 2013, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



DIXON HUGHES GOODMAN LLP

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hazlett, Burt & Watson, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 27, 2014

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2014 and 2013

	2014 $	2013 $
ASSETS		
Cash and cash equivalents due from financial institutions	202,688	47,280
Cash in money market fund	1,385,423	1,575,563
Total cash and cash equivalents	1,588,111	1,622,843
Deposits with clearing organizations	85,000	85,000
Dues from clearing firm	83,042	98,229
Firm trading account, at fair value	190,301	200,662
Firm investment account:		
Marketable, at fair value	1,618,980	1,612,648
Not readily marketable, at estimated fair value	37	43
Receivable from officers and employees	160,000	46,869
Due from affiliates	5,755	48,992
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $437,907 and $401,674, respectively	147,139	98,319
Real estate and improvements at cost, less less accumulated depreciation of $177,118 and $156,789, respectively	221,180	237,512
Advisory fee receivable	1,377,985	1,203,088
Other assets	88,787	100,958
	$ 5,565,992	$ 5,355,163
LIABILITIES		
Accounts payable and accrued liabilities	$ 1,531,884	$ 1,283,032
SHAREHOLDER'S EQUITY		
Capital stock, $1.6667 par value, 250,000 shares authorized;		
205,500 shares issued; 203,500 shares outstanding	339,173	339,173
Less – Treasury stock, 2,000 shares at cost	(3,333)	(3,333)
Capital in excess of par value	400,754	400,754
Retained earnings	3,297,514	3,335,537
	4,034,108	4,072,131
	$ 5,565,992	$ 5,355,163

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF OPERATIONS
Years ended December 31, 2014 and 2013

REVENUES		2014		2013
Commissions on security transactions	$	1,413,864	$	1,329,280
Investment advisory revenues		5,328,710		4,462,409
Realized gains on firm trading and investments, net		128,992		372,044
Unrealized gains (losses)on firm trading & investments, net		34,751		355,616
Insurance and annuities		298,382		458,529
Interest and dividends		41,325		62,285
Miscellaneous fees and other income		737,064		766,485
		7,983,088		7,806,648

EXPENSES		2014	2013
Employee compensation and benefits		2,570,461	2,388,825
Commissions		3,114,853	2,716,925
Communications and data processing		288,301	263,193
Interest		1,080	381
Rent and maintenance		233,521	211,092
Depreciation		56,565	38,445
Clearing and execution charges		131,638	139,863
General, administrative and other expenses		524,692	459,670
		6,921,111	6,218,394

		2014		2013
Net Income	$	1,061,977	$	1,588,254
Earnings per share based upon net income	$	5.22	$	7.81

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER EQUITY
Years ended December 31, 2014 and 2013

	Capital Stock			Treasury Stock			Capital in Excess of		Retained			
	Shares	Dollars		Shares	Dollars		Par Value		Earnings			Total
Balance at January 1, 2013	203,500	$ 339,173		2,000	$ (3,333)	$	400,754	$	2,897,283	$		3,633,877
Net Income									1,588,254			1,588,254
Distributions to shareholder									(1,150,000)			(1,150,000)
Balance at December 31, 2013	203,500	339,173		2,000	(3,333)		400,754		3,335,537			4,072,131
Net Income									1,061,977			1,061,977
Distributions to shareholder									(1,100,000)			(1,100,000)
Balance at December 31, 2014	203,500	$ 339,173		2,000	$ (3,333)	$	400,754	$	3,297,514	$		4,034,108

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities	$	$
Net Income	1,061,977	1,588,254
Depreciation	56,565	38,445
Change in assets and liabilities		
Interest-bearing time deposits	-	25,421
Due from clearing organizations	15,187	(31,129)
Due from affiliates	43,237	(43,531)
Trading securities	10,361	375,484
Investment securities, net	(6,326)	(419,490)
Receivable from officers and employees	(113,131)	3,075
Advisory fees receivable	(174,897)	(220,669)
Other assets	15,171	(32,676)
Accounts payable and accrued liabilities	246,177	414,553
Net cash provided by operating activities	1,154,321	1,697,737
Cash flows from investing activities		
Capital expenditures	(89,053)	(98,466)
Net cash used by investing activities	(89,053)	(98,466)
Cash flows from financing activities		
Cash distributions to shareholder	(1,100,000)	(1,150,000)
Net cash used by financing activities	(1,100,000)	(1,150,000)
Net increase (decrease) in cash and cash equivalents	(34,732)	449,271
Cash and cash equivalents at beginning of year	1,622,843	1,173,572
Cash and cash equivalents at end of year	$ 1,588,111	$ 1,622,843

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Hazlett, Burt & Watson, Inc. (the "Company") is broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange ("NYSE") and the Financial Industry Regulatory Authority ("FINRA"). In May 2006, the Company formed Security Capital Management ("SCM"). This division of the Company is registered with the SEC as an Investment Advisor. SCM provides investment management services under an investment advisor model. The Company is a West Virginia S Corporation that is a wholly owned subsidiary of HB&W, Inc.

The Company is a fully-disclosed introducing broker. The Company has contracted with National Financial Services ("NFS") to execute and clear all customer trades, as well as for the purpose of carrying the securities positions of the customers, along with any corresponding margin balances. Per the agreement with NFS, the Company does not reflect any receivables or liabilities for customer accounts in its financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents: Cash and cash equivalents include cash and deposits with financial institutions with maturities fewer than 90 days and money market mutual funds.

Security transaction accounting: Firm securities transactions affected in the firm investment account are recorded on a trade date basis. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions and related commission revenue and expense are recorded on a trade date basis as well.

Firm trading and investment accounts: Firm trading and investment accounts are recorded at fair value. Changes in fair value on the firm trading and investment accounts are reflected in the results of operations along with dividend or interest income from such securities.

Investment advisory fees: Investments advisory fees are recorded on an accrual basis. These fees are based on the account value as of the end of each quarter.

Depreciation: Depreciation on real estate and improvements, furniture, leasehold improvements and equipment is provided using various methods over their estimated useful lives of five to thirty-nine years. Leasehold improvements are depreciated over their estimated useful lives or the lease term, whichever is shorter.

Income Tax: The Company has elected by unanimous consent to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, all taxable income flows through to the shareholder, HB&W, Inc.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2014.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is subject to income tax of the state of West Virginia. The Company is no longer subject to examination by taxing authorities for years before 2011. The Company recognizes interest and/or penalties related to income tax matters in General, administrative and other expenses.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Subsequent Events: The company evaluated the effect subsequent events would have on the financial statements through February 25, 2015, which is the date the financial statements were available to be issued.

NOTE 3 – EARNINGS PER SHARE

Earnings per share are calculated based upon the weighted average number of shares issued and outstanding during 2014 and 2013. The weighted average number of shares for the years ended 2014 and 2013 were 203,500.

NOTE 4 – LEASE COMMITMENTS

The Company leases office facilities and equipment under noncancelable leases which expire at different dates from 2015 through 2017. Certain existing leases contain renewal options. Rental expense charged to operations for the year ended December 31, 2014 and 2013 were $96,060 and $86,868 respectively. Minimal lease payments under these operating leases are as follows:

2015	$ 79,972
2016	56,618
2017	26,335
	$ 162,925

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital", shall at least be $250,000. At December 31, 2014, the Company had net capital of $3,046,957, which was $2,796,957 in excess of its required minimum net capital of $250,000. At December 31, 2013, the Company had net capital of $3,185,523, which was $2,935,523 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 50.3% and 40.3% at December 31, 2014 and 2013, respectively.

NOTE 6 – EMPLOYEE BENEFITS

The Company has a discretionary, trusteed profit sharing 401(k) plan covering substantially all employees who have attained age 21 and one year of service. The plan is funded through contributions of both employee and employer. The 401(k) provision of the plan was implemented during 2004 and called for a mandatory 3% safe harbor employer contribution of all eligible employee earnings. The safe harbor contribution expensed for 2014 was $111,500 and $103,426 for 2013, and is included in the Company's total contribution. The Company's total related expense was $255,409 for 2014 and $215,272 for 2013.

(Continued)

NOTE 7 – SHORT-TERM BORROWINGS

The Company maintains a credit facility with WesBanco Bank. The facility permits the Company to borrow amounts up to $200,000. The interest rate on borrowings under this credit facility is a fluctuating rate equal to a minimum of 4% at December 31, 2014. This credit facility expires on April 30, 2019. There were no borrowings outstanding on this credit facility at December 31, 2014 and 2013.

The Company maintains its proprietary trading accounts with its clearing broker. These accounts hold the Company's securities inventory and are collateralized by deposits totaling $75,000 at December 31, 2014 and 2013, as well as all the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the clearing agreements. The accounts bear interest at a rate 4.25% percent at December 31, 2014. Interest expense related to these accounts was $0 and $0 for the years ended December 31, 2014 and 2013. The Company had no short term borrowings outstanding under these agreements at December 31, 2014 and 2013.

NOTE 8 – FIRM TRADING AND INVESTMENT ACCOUNTS

The statements of financial condition reflect the fair value of marketable securities and not readily marketable securities in the firm trading and investment accounts. The related amortized cost and fair value are as follows as of December 31:

| | 2014 | | 2013 | |
	Firm Trading	Investment	Firm Trading	Investment
Amortized cost:				
Certificate of deposits	$ 10,800	$ -	$ 10,800	$ -
Government agencies	1,064	-	-	-
Corporate bonds	76,725	46,377	-	61,918
State and municipal debt	100,000	-	184,038	-
Equities	-	441,615	6,238	456,143
Mutual funds	2,472			
Total amortized cost:	191,061	487,992	201,076	518,061
Fair value:				
Certificate of deposits	11,533	-	11,309	-
Government agencies	1,066	-	-	
Corporate bonds	75,096	46,847	-	62,269
State and municipal debt	100,205	-	183,788	-
Equities	-	1,572,133	5,565	1,550,379
Mutual funds	2,401	-	-	-
Total fair value	190,301	1,618,980	200,662	1,612,648
Difference	$ (760)	$ 1,130,988	$ (414)	$ 1,094,587

(Continued)

NOTE 9 - FAIR VALUE

Fair Value Measurements (ASC 820-10) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

There have been no changes in the methodologies used at December 31, 2014 and 2013.

NOTE 9 - FAIR VALUE (Continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31.

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

	Level 1	Level 2	Level 3	Fair Value
Firm trading account				
Certificate of Deposits	$ 11,533	$ -	$ -	$ 11,533
Government agencies	1,066	-	-	1,066
Corporate bonds	75,096	-	-	75,096
State and municipal bonds	-	100,205	-	100,205
Mutual funds	2,401	-	-	2,401
	$ 90,096	$ 100,205	$ -	$ 190,301
Firm investment account:				
Corporate bonds	46,847	-	-	46,847
Equities:				
Equities and derivatives				
Exchange companies	675,633	-	-	675,633
Financial services sector	896,500	-	-	896,500
Other	-	-	37	37
	$ 1,618,980	$ -	$ 37	$ 1,619,017

Fair Value Measurements on a Recurring Basis
As of December 31, 2013

	Level 1	Level 2	Level 3	Fair Value
Firm trading account				
Corporate bonds	$ 11,309	$ -	$ -	$ 11,309
State and municipal bonds	-	183,788	-	183,788
Equities:				
Consumer goods sector	5,565	-	-	5,565
	$ 16,874	$ 183,788	$ -	$ 200,662
Firm investment account:				
Corporate bonds	62,269	-	-	62,269
Equities:				
Equities and derivatives				
Exchange companies	692,979	-	-	692,979
Financial services sector	857,400	-	-	857,400
Other	-	-	43	43
	$ 1,612,648	$ -	$ 43	$ 1,612,691

NOTE 9 - FAIR VALUE (Continued)

The table below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period ended December 31:

	Nonmarketable equity securities	
	2014	2013
Balance of recurring Level 3 assets at January 1	$ 43	$ 101
Total gains or losses (realized/unrealized):		
Included in earnings – realized	25	224
Included in earnings – unrealized	(26)	(282)
Sale of Level 3 asset	(5)	-
Balance of recurring Level 3 assets at December 31	$ 37	$ 43

The table below summarizes changes in unrealized gains and losses recorded in earnings for the year ended December 31 for Level 3 assets and liabilities that are still held at December 31.

	Changes in Unrealized Gains/Losses Relating to Assets Still Held at Reporting Date for the Year Ended December 31	
	2014	2013
Other changes in fair value	$ (26)	$ (282)
Total	$ (26)	$ (282)

NOTE 10 – RELATED PARTY TRANSACTIONS

During 1999, a West Virginia Corporation, HB&W, Inc. was formed to serve as a holding company for Hazlett, Burt & Watson, Inc. and Security National Trust Company. Security National Trust Company is a national non-depository bank that provides trust and custodial services. Both Hazlett, Burt & Watson, Inc. and Security National Trust Company are 100% owned subsidiaries of HB&W, Inc.

Hazlett, Burt & Watson, Inc. advances funds to HB&W, Inc. as needed on an interest free basis. This amount is payable on demand. As of December 31, 2014 and 2013, Hazlett, Burt & Watson, Inc. is owed $0 and $0 from HB&W, Inc.

In addition, Hazlett, Burt & Watson, Inc. periodically provides brokerage, clerical, computer support and miscellaneous services, under a support services agreement, at cost, and leases office space to Security National Trust Company in the Wheeling, West Virginia office. The terms of the lease require Security National Trust Company to pay $33,900 per year for the period January 1, 2014 through December 31, 2014. As of December 31, 2014 and 2013, Hazlett, Burt & Watson, Inc. is owed $5,755 and $48,992 from Security National Trust Company. During the years ended December 31, 2014 and 2013 the company paid, and was reimbursed, $537,049 and $503,809, respectively, of expenses under this agreement.

Security National Trust Company acts as Trustee and Custodian of the Hazlett, Burt & Watson, Inc. Profit Sharing 401(k) Plan, which Plan has been adopted by both companies for substantially all of its employees. Security National Trust Company charges the standard and customary fees for providing these services. During 2014, the Company paid Security $27,797 for these services, and $24,498 in 2013.

(Continued)

NOTE 10 – RELATED PARTY TRANSACTIONS (Continued)

Security National Trust Company maintains a line of credit at Hazlett, Burt & Watson, Inc. in the amount of $500,000. As of December 31, 2014 and 2013, Security National Trust Company had not drawn on the available credit. This line of credit is unsecured, is payable on demand and carries an interest rate of prime less 1%.

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

The clearing and depository operations for the Company's securities transactions are performed by its clearing firm pursuant to a clearance agreement. At December 31, 2014 and 2013, all of the securities owned, which are presented on the accompanying Statement of Financial Condition, are held by the clearing firm, who is the custodian. The clearing firm is a member of a nationally recognized exchange. Included on the balance sheet at December 31, 2014 and 2013, the Company has $1,385,423 and $1,575,563 included in cash and cash equivalents; $75,000 and $75,000 included in deposits with clearing organizations; and $83,042 and $98,229 as a receivable from clearing firm. The Company consistently monitors the credit worthiness of the clearing firm to mitigate the Company's exposure to credit risk.

The Company currently maintains operations in Wheeling and Vienna, West Virginia, Barnesville, OH and in Lancaster, Pennsylvania. At these locations the Company engages in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In the normal course of its business, the Company is contingently liable to its clearing brokers/dealers for margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer.

NOTE 12 – DEPOSITS WITH CLEARING ORGANIZATIONS

Included in the statements of financial condition in the line titled, "Deposits with Clearing Organizations" are deposits with clearing organizations in the amount of $85,000, consisting of $85,000 in cash as of December 31, 2014 and 2013.

NOTE 13 – RISKS AND UNCERTAINTIES

The Company has significant investments in various securities. Investments in these securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these investment securities, it is at least reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

HAZLETT, BURT & WATSON, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2014

NET CAPITAL

TOTAL SHAREHOLDER'S EQUITY	$	4,034,108

DEDUCTIONS AND/OR CHARGES

Non-allowable assets:

Receivables from non-customers	10,000
Securities owned not readily marketable	37
Investment in and receivable from affiliate	5,755
Furniture, equipment, leasehold improvements, and real estate	368,319
Prepaid expenses and other assets	248,462
Other deductions and/or charges	5,333
Total non-allowable assets	637,906

Net capital before haircuts on security positions	3,396,202

HAIRCUTS ON SECURITIES

Trading and investment securities:

State and municipal obligations	1,002
Money market and cash equivalents	26,415
Corporate obligations	2,806
Stocks, warrants and other	236,031
Undue concentrations	82,991
Total haircuts	349,245

NET CAPITAL	$	3,046,957

AGGREGATE INDEBTEDNESS

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	1,531,884
Total aggregate indebtedness	$	1,531,884

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (6-2/3% OF AGGREGATE Indebtedness or $250,000 minimum)	$	250,000
EXCESS NET CAPITAL	$	2,796,957
EXCESS NET CAPITAL OF 1000% (net capital in excess of 120% of minimum net capital required)	$	2,796,957
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		50.3%

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Reports Form X-17A5, Part II-A, dated December 31, 2014.

Hazlett, Burt & Watson, Inc. is exempt under Rule 15c3-3-k(2)(ii) from the requirement to make computations for the determination of reserve requirements for the exclusive benefit of customers.



HAZLETT, BURT & WATSON, INC.

MEMBER: NYSE ◊ FINRA ◊ SIPC

"A Century of Service"

WHEELING OFFICE

Paxton House
1300 Chapline Street
Wheeling, WV 26003
(304) 233-3312
(800) 537-8985
Fax: (304) 233-3870

VIENNA OFFICE

1107 9th Street
Vienna, WV 26105
(304) 295-6700
(800) 443-7449
Fax: (304) 295-6701

LANCASTER OFFICE

100 East King Street
P.O. Box 1267
Lancaster, PA 17608
(717) 397-5988
(800) 657-9944
Fax: (717) 397-6012

BARNESVILLE OFFICE

179 East Main Street
Barnesville, OH 43713
(740) 619-0327
(855) 417-8473
Fax: (740) 619-0129

www.hazlettburt.com

Hazlett, Burt & Watson, Inc. Exemption Report
As of December 31, 2014

Hazlett, Burt & Watson, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5. "Reports to be made by certain brokers and dealer"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed and exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(ii):

> The Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4

Further, the Company met the identified exemption provisions throughout the most recent year from January 1, 2014 through December 31, 2014 without exception.

Hazlett, Burt & Watson, Inc.

I, Timothy M. Bidwell, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Executive Vice President

February 23, 2015



DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Hazlett, Burt & Watson, Inc.

We have reviewed management's statements, included in the accompanying Hazlett, Burt & Watson, Inc. Exemption Report as of December 31, 2014, in which (1) Hazlett, Burt & Watson, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hazlett, Burt & Watson, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Hazlett, Burt & Watson, Inc. stated that Hazlett, Burt & Watson, Inc. met the identified exemption provisions throughout the most recent fiscal year from January 1, 2014 through December 31, 2014 without exception. Hazlett, Burt & Watson, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hazlett, Burt & Watson, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Richmond, Virginia
February 25, 2015

18.



DIXON HUGHES GOODMAN LLP

INDPENDENT REGIŞTERED PUBLIC ACCOUNTING FIRM 'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
of Hazlett, Burt & Watson, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Hazlett, Burt & Watson, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries of the Company, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Richmond, Virginia
February 25, 2015

19.

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a 5:

```
15*15*********1878*******************MIXED AADC 220
017737   FINRA   DEC
HAZLETT BURT & WATSON INC
1300 CHAPLINE ST
WHEELING WV 26003-3348
```

Note: If any of the information shown on the mailing label requires correction, please e mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.   General Assessment (item 2e from page 2) $ __16,823__

   B.   Less payment made with SIPC-6 filed (exclude interest)   (__8,254__)

      07-25-2014
        Date Paid

   C.   Less prior overpayment applied   (__—__)

   D.   Assessment balance due or (overpayment)   __8,569__

   E.   Interest computed on late payment (see instruction E) for _____ days at 20% per annum   __—__

   F.   Total assessment balance and interest due (or overpayment carried forward) $ __8,569__

   G.   PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ __8,569__

   H.   Overpayment carried forward $(__—__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true correct and complete.

Hazlett Burt & Watson, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the **13th** day of **February**, 20 **15**.

Exec. V.P.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12 Part IIA Line 9. Code 4030) $ **8,083,087**

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   —

(2) Net loss from principal transactions in securities in trading accounts.   **595**

(3) Net loss from principal transactions in commodities in trading accounts.   —

(4) Interest and dividend expense deducted in determining item 2a.   —

(5) Net loss from management of or participation in the underwriting or distribution of securities   —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   —

(7) Net loss from securities in investment accounts   —

   Total additions   **595**

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust. from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   **963,461**

(2) Revenues from commodity transactions.   —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   **225,098**

(4) Reimbursements for postage in connection with proxy solicitation.   —

(5) Net gain from securities in investment accounts.   **85,871**

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   **14,551**

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   —

(8) Other revenue not related either directly or indirectly to the securities business.
   (See Instruction C):
   Real Estate Rental Income   **33,900**
   (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ **1,081**

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5 Code 3960). $ **31,494**

   Enter the greater of line (i) or (ii)   **31,494**

   Total deductions   **1,354,375**

2d. SIPC Net Operating Revenues $ **6,729,307**

2e. General Assessment @ .0025 $ **16,823**
   (to page 1, line 2.A.)

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